Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and nine months ended September 30, 2017 and 2016

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents		$60,061	$72,628
Trade and other receivables		18,361	14,924
Inventories	5	19,789	17,228
Prepaid expenses and other current assets		2,384	2,973
Total current assets		100,595	107,753
Non-current assets:
Property, plant and equipment		15,295	15,701
Intangible assets	6	19,534	18,083
Goodwill		40,562	40,562
Investments		491	1,191
Other long-term assets		177	156
Total assets		$176,654	$183,446
Liabilities and Equity
Current liabilities:
Trade and other payables	7	$22,173	$17,767
Deferred revenue and other recoveries		9,562	20,621
Provisions	8	4,881	3,568
Finance lease liability	9	646	569
Debt to Ballard Power Systems Europe A/S non-controlling interest	11	—	521
Total current liabilities		37,262	43,046
Non-current liabilities:
Finance lease liability	9	6,444	6,428
Deferred gain on finance lease	9	3,086	3,398
Provisions	8	4,257	3,864
Employee future benefits		4,669	5,167
Total liabilities		55,718	61,903
Equity:
Share capital	10	984,161	977,707
Contributed surplus	10 & 11	290,695	295,547
Accumulated deficit		(1,154,290)	(1,149,128)
Foreign currency reserve	11	370	718
Total equity attributable to equity holders		120,936	124,844
Ballard Power Systems Europe A/S non-controlling interest	11	—	(3,301)
Total equity		120,936	121,543
Total liabilities and equity		$176,654	$183,446
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Other Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016
Revenues:
Product and service revenues		$31,854	$20,635	$81,032	$54,586
Cost of product and service revenues		21,664	14,201	52,027	39,748
Gross margin		10,190	6,434	29,005	14,838
Operating expenses:
Research and product development		5,702	4,868	17,235	15,511
General and administrative		3,210	3,272	9,379	9,424
Sales and marketing		1,980	1,718	5,807	5,695
Other expense	13	218	340	872	2,647
Total operating expenses		11,110	10,198	33,293	33,277
Results from operating activities		(920)	(3,764)	(4,288)	(18,439)
Finance income (loss) and other	14	636	(224)	2,004	(77)
Finance expense	14	(219)	(172)	(564)	(522)
Net finance income (expense)		417	(396)	1,440	(599)
Loss on sale of assets	15	(41)	—	(865)	(367)
Equity in loss of investment in joint venture		(46)	—	(88)	—
Impairment charges on intangible assets and
property, plant and equipment	6 & 16	—	—	—	(1,151)
Loss before income taxes		(590)	(4,160)	(3,801)	(20,556)
Income tax expense		(437)	(251)	(1,361)	(254)
Net loss for period		(1,027)	(4,411)	(5,162)	(20,810)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(311)	(97)	(973)	(250)
Total comprehensive loss for period		$(1,338)	$(4,508)	$(6,135)	$(21,060)
Net loss attributable to:
Ballard Power Systems Inc.		$(1,027)	$(4,187)	$(5,162)	$(19,991)
Ballard Power Systems Europe A/S non-controlling interest		—	(224)	—	(819)
Net loss for period		$(1,027)	$(4,411)	$(5,162)	$(20,810)
Total comprehensive loss attributable to:
Ballard Power Systems Inc.		$(1,338)	$(4,243)	$(6,135)	$(20,132)
Ballard Power Systems Europe A/S non-controlling interest			(265)		(928)
Total comprehensive loss for period		$(1,338)	$(4,508)	$(6,135)	$(21,060)
Basic and diluted loss per share attributable
to Ballard Power Systems Inc.
Loss per share for the period		$(0.01)	$(0.03)	$(0.03)	$(0.13)
Weighted average number of common shares outstanding		176,438,433	165,192,529	175,753,876	159,664,841
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

						Ballard
						Power
						Systems
	Ballard Power Systems Inc. Equity					Europe A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance, December 31, 2016	174,749,630	$977,707	$295,547	$(1,149,128)	$718	$(3,301)	$121,543
Net loss	—	—	—	(5,162)	—		(5,162)
DSUs redeemed (note 10)	181,788	297	(737)	—	—	—	(440)
RSUs redeemed (note 10)	231,043	639	(1,078)	—	—	—	(439)
Options exercised (note 10)	1,463,197	4,418	(1,670)	—	—	—	2,748
Warrants exercised (note 10)	550,000	1,100					1,100
Share distribution plan			2,032	—	—	—	2,032
Ballard Power System Europe NCI adjustment for change in ownership (note 11)			(3,399)		625	3,301	527
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(973)		(973)
Balance, September 30, 2017	177,175,658	$984,161	$290,695	$(1,154,290)	$370	$—	$120,936

						Ballard
						Power
						Systems
	Ballard Power Systems Inc. Equity					Europe A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance, December 31, 2015	156,837,187	$948,213	$293,332	$(1,127,655)	$567	$(2,843)	$111,614
Net loss	—	—	—	(19,991)	—	(819)	(20,810)
Net offering proceeds (note 10)	17,250,000	28,117	—	—	—	—	28,117
DSUs redeemed (note 10)	146,211	299	(565)	—	—	—	(266)
RSUs redeemed (note 10)	13,713	44	(61)	—	—	—	(17)
Options exercised (note 10)	372,787	688	(278)	—	—	—	410
Share distribution plan	—	—	2,822	—	—	—	2,822
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(141)	(109)	(250)
Balance, September 30, 2016	174,619,898	$977,361	$295,250	$(1,147,646)	$426	$(3,771)	$121,620
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2017	2016
Cash provided by (used in):
Operating activities:
Net loss for the period		$(5,162)	$(20,810)
Adjustments for:
Share based compensation	10	2,032	2,443
Employee future benefits		43	201
Employee future benefits plan contributions		(600)	(685)
Depreciation and amortization		3,583	3,488
Loss on decommissioning liabilities		393	282
Loss on sale of assets	15	865	367
Impairment charges on intangible assets and property, plant
and equipment	6 & 16	—	1,151
Unrealized gain on forward exchange contracts		(462)	(298)
Impairment loss on trade receivables		2	324
Equity in loss of investment in joint venture		88	—
		782	(13,537)
Changes in non-cash working capital:
Trade and other receivables		(3,658)	(1,340)
Inventories		(2,561)	(8,822)
Prepaid expenses and other current assets		1,030	(515)
Trade and other payables		4,788	2,757
Deferred revenue and other recoveries		(11,059)	10,665
Warranty provision		1,638	(1,095)
		(9,822)	1,650
Cash used in operating activities		(9,040)	(11,887)

Investing activities:
Additions to property, plant and equipment		(1,839)	(2,574)
Net proceeds on sale of property, plant and equipment and other		9	3,005
Additions to intangible assets	6	—	(1,053)
Net proceeds on sale of intangible assets		—	9,244
Purchase of non-controlling interest in subsidiary		(43)	—
Investment in associated companies		(972)	—
Investment in other intangible assets		(3,101)	—
Cash provided by investing activities		(5,946)	8,622

Financing activities:
Non-dilutive financing	12	—	3,347
Net payment of finance lease liabilities		(456)	(902)
Net proceeds on issuance of share capital from stock option exercises	10	2,748	409
Net proceeds on issuance of share capital from warrant exercises	10	1,100	—
Net proceeds on issuance of share capital	10	—	28,117
Cash provided by financing activities		3,392	30,971
Effect of exchange rate fluctuations on cash and cash equivalents held		(973)	394
Increase (decrease) in cash and cash equivalents		(12,567)	28,100
Cash and cash equivalents, beginning of period		72,628	40,049
Cash and cash equivalents, end of period		$60,061	$68,149

Supplemental disclosure of cash flow information (note 18).
See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2017 comprises the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements, and therefore should be read in conjunction with the December 31, 2016 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 1, 2017.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

•	Derivative financial instruments are measured at fair value; and

•	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(d)	Use of estimates (cont'd):

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Significant accounting policies:

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2016.

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

The Corporation’s significant accounting policies are detailed in note 4 of the Corporation’s consolidated financial statements for the year ended December 31, 2016.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

•
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

•
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(b)	Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(c)	Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)    Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Impairment loss (recoveries) on trade receivables:

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner. Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

(f)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(g)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Inventories:

During the three and nine months ended September 30, 2017, the write-down of inventories to net realizable value amounted to $181,000 and $364,000 (2016 – $78,000 and $257,000), respectively. Reversals of previously recorded write-downs amounting to $51,000 and $403,000 (2016 – $84,000 and $231,000) were recorded during the three and nine months ended September 30, 2017, respectively. Write-downs and reversals are included in cost of product and service revenues.

6.	Intangible assets:

		September 30,	December 31,
		2017	2016
Intellectual property acquired from UTC		$1,976	$2,311
Intellectual property acquired from H2 Logic A/s		151	215
Intellectual property acquired from Protonex		9,863	10,331
Internally generated fuel cell intangible assets		1,812	2,182
ERP management reporting software system		5,708	3,015
Intellectual property acquired by Ballard Power Systems Europe		24	29
		$19,534	$18,083
		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2017	$63,285	$45,202	$18,083
Additions to & acquisition of intangible assets	3,101	—	3,101
Amortization expense	—	1,650	(1,650)
At September 30, 2017	$66,386	$46,852	$19,534

Amortization expense on intellectual property and internally generated intangible assets is allocated to research and product development expense. For the three and nine months ended September 30, 2017, amortization expense of $414,000 and $1,243,000 (2016 - $407,000 and $1,245,000), respectively, was recorded in research and product development expense. During the nine months ended September 30, 2016, impairment charges of $770,000 were also recorded to write-off intellectual property acquired from Idatech, LLC in 2012 to its net realizable value of $nil.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Intangible assets (cont’d):

ERP Management Reporting Software System

In 2016, the Corporation commenced the process to replace its incumbent financial and other resource systems with a fully integrated Enterprise Resource Planning (ERP) management reporting software system. The implementation of this company-wide, cloud-based ERP system is expected to provide the Corporation with enhanced reporting capabilities. The Corporation has assessed its expenditure on the ERP implementation to be intangible assets. During the three and nine months ended September 30, 2017, additional development expenditures of $nil and $391,000, respectively, primarily related to stabilization and refinement efforts for Phase 1 implementation of the financial modules have been capitalized at cost. During the three and nine months ended September 30, 2017, additional development expenditures of $970,000 and $2,710,000, respectively related to the Phase 2 implementation of the manufacturing modules have been capitalized at cost. The estimated useful life has been assessed as seven years. Amortization expense on the ERP management reporting software system is allocated to general and administration expense. For the three and nine months ended September 30, 2017, amortization expense of $134,000 and $408,000 (2016 – nil), respectively, related to Phase 1 was recorded. Amortization of Phase 2 expenditures will commence in the fourth quarter of 2017.

7.	Trade and other payables:

	September 30,	December 31,
	2017	2016
Trade accounts payable	$13,762	$5,970
Compensation payable	5,781	8,056
Other liabilities	2,191	3,464
Taxes payable	439	277
	$22,173	$17,767

8.	Provisions:

	September 30,	December 31,
	2017	2016
Restructuring charges (note 12)	$488	$813
Warranty	4,393	2,755
Current	$4,881	$3,568

Non-current decommissioning liabilities	$4,257	$3,864

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements, which have imputed interest rates ranging from 4.2% to 7.35% per annum and expire between May 2021 and February 2025. At September 30, 2017, the outstanding lease liability of $7,090,000 (December 31, 2016 – $6,997,000) relates primarily to the lease of the Corporation’s head office building.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At September 30, 2017, the outstanding deferred gain was $3,086,000 (December 31, 2016 – $3,398,000).

10.	Equity:

(a)	Share capital:

At September 30, 2017, 177,175,658 common shares were issued and outstanding.

(b)	Share purchase warrants:

During the three and nine months ended September 30, 2017, 550,000 (2016 – nil) warrants were exercised at a price of $2.00 per share for proceeds of $1,100,000.

	Exercise price of	Exercise price of	Total
Warrants Outstanding	$1.50	$2.00	Warrants
At December 31, 2016	122,563	1,675,000	1,797,563
Warrants exercised	—	(550,000)	(550,000)
At September 30, 2017	122,563	1,125,000	1,247,563

At September 30, 2017, 1,247,563 share purchase warrants were issued and outstanding.

During the month of October 2017, 375,000 warrants were subsequently exercised at $2.00 per share for proceeds of $750,000.

(c)	Share options:

During the three and nine months ended September 30, 2017, 826,455 and 1,463,197 (2016 – 333,588 and 381,089) options were exercised for proceeds of $1,703,000 and $2,748,000 (2016 – $374,000 and $422,000), respectively.

During the three and nine months ended September 30, 2017, options to purchase nil and 1,501,276 (2016 – 90,000 and 1,363,315) common shares were granted with a weighted average fair value of $0.00 and $1.09 (2016 – $0.74 and $0.75), respectively. The granted options vest annually over three years.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.	Equity (cont’d):

(c)	Share options (cont'd):

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended		Nine months ended
		September 30,		September 30,
	2017	2016	2017	2016
Expected life	—	4 years	4 years	4 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	—	76%	70%	77%
Risk-free interest rate	—	1%	1%	1%

As at September 30, 2017 and 2016, options to purchase 5,285,668 and 5,607,729 common shares, respectively, were outstanding. During the three and nine months ended September 30, 2017, compensation expense of $319,000 and $980,000 (2016 – $414,000 and $1,318,000) was recorded in net income, respectively, based on the grant date fair value of the awards recognized over the vesting period.

(d)	Deferred share units:

As at September 30, 2017 and 2016, 851,183 and 1,081,610 deferred share units (“DSUs”), respectively, were outstanding. During the three and nine months ended September 30, 2017, 13,460 and 73,521 DSUs were granted, respectively. During the three and nine months ended September 30, 2017, 156,566 and 347,588 DSUs (2016 – 273,469 for both comparative periods) were redeemed, respectively.

During the three and nine months ended September 30, 2017, $72,000 and $227,000 of compensation expense was recorded in net loss relating to DSUs granted during the period, respectively.

During the three and nine months ended September 30, 2016, $67,000 and $234,000 of compensation expense was recorded in net loss relating to DSUs granted during the period, respectively.

(e)	Restricted share units:

As at September 30, 2017 and 2016, 1,918,361 and 1,590,312 restricted share units (“RSUs”), respectively, were outstanding. During the three and nine months ended September 30, 2017, nil and 735,977 (2016 – 52,324 and 820,246) RSUs were granted, respectively. During the three and nine months ended September 30, 2017, 15,061 and 441,394 RSUs (2016 – nil and 143,127) were redeemed, respectively.

During the three and nine months ended September 30, 2017, compensation expense of $271,000 and $825,000 (2016 – $311,000 and $900,000), respectively, was recorded in net loss. Each RSU is convertible into one common share. The RSUs vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.	Ballard Power Systems Europe non-controlling interests:

On January 5, 2017, the Corporation purchased all of the shares in its European subsidiary held by Dansk Industri Invest A/S (previously Dantherm Air Handling A/S) for a nominal amount. As a result, the Corporation now owns 100% of Ballard Power Systems Europe A/S (BPSE) effective January 5, 2017. The Corporation previously held 57% of the shares in BPSE before purchasing the remaining 43% of shares from Dansk Industri Invest A/S. The Corporation acquired the remaining shares and obtained the cancellation of debt of $527,000 owed by BPSE to Dansk Industri Invest A/S for $43,000. The cancellation of debt and the removal of non-controlling interests were recorded as equity transactions and thus had no impact on the Corporation’s consolidated statement of loss and other comprehensive loss.

12.	Non-dilutive equity financing:

In 2015, an agreement was reached and the Corporation signed mutual releases with Superior Plus Income Fund (Superior Plus) as to the full and final amount payable to the Corporation under the indemnification agreement (the Indemnity Agreement), originally signed in 2008, and received additional cash proceeds of $3,347,000 in February 2016. The cash proceeds receivable were recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008. The cash proceeds collected in February 2016 were presented as a non-dilutive financing in the 2016 statement of cash flows.

13.	Other expense (income):

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Net impairment loss (recovery) on trade receivables	$—	$320	$2	$69
Acquisition costs	—	—	—	43
Restructuring costs	218	20	870	2,535
	$218	$340	$872	$2,647

Net impairment loss on trade receivables for the three and nine months ended September 30, 2017 was $nil and $2,000, respectively, compared to $320,000 and $69,000 in 2016, respectively.

Restructuring expenses of $870,000 for the nine months ended September 30, 2017 relate primarily to a leadership change in sales and marketing, combined with cost reduction initiatives in the general and administration function undertaken in the first three months of 2017, and by cost reduction initiatives at Protonex undertaken in the three months ended September 30, 2017.

Restructuring charges of $2,535,000 for the nine months ended September 30, 2016 relate to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions. These cost reduction initiatives were focused primarily on reducing the operating cost base associated with Methanol Telecom Backup Power activities while the Corporation continued to review strategic alternatives for these assets prior to the sale of certain of its Methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation (CHEM), a Taiwanese power equipment company in June 2016.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Finance income and expense:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Employee future benefit plan expense	$(60)	$(71)	$(180)	$(215)
Investment and other income (loss)	79	32	289	33
Employee future benefit plan administration costs	(103)	(97)	(118)	(102)
Unrealized gain (loss) on forward
foreign exchange contracts	27	(170)	462	298
Foreign exchange gain (loss)	693	82	1,551	(91)
Finance income (loss) and other	$636	$(224)	$2,004	$(77)

Finance expense	$(219)	$(172)	$(564)	$(522)

15.    Loss on sale of assets:

During the three months ended June 30, 2016, the Corporation completed the sale of certain of its methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation ("CHEM"), a Taiwanese power equipment company, for a purchase price of up to $6,100,000 of which $3,000,000 was received on closing. The remaining potential purchase price of up to $3,100,000 consisted of an earn-out arising from sales of methanol Telecom Backup Power systems by CHEM during the 18-month earn-out period to November 2017 derived from the sales pipeline transferred to CHEM on closing.

During the three months ended June 30, 2016, the Corporation recorded a loss on sale of assets of $372,000 after estimating the fair value of the remaining potential purchase price of up to $3,100,000 to approximate $1,838,000.

Cash proceeds received	$3,000
Proceeds receivable (fair value of earn-out payments)	1,838
Total proceeds	4,838
Less: Disposition costs	(143)
Net proceeds	4,695
Less: Net book value of disposed assets	(5,067)
Loss on sale of assets (three months ended June 30, 2016)	$(372)

During the three months ended June 30, 2017, the Corporation recorded an additional loss on sale of assets of $833,000 as the remaining potential purchase price was written down to its revised estimated fair value of $988,000 from the previous estimate of $1,838,000. During the three months ended September 30, 2017, the Corporation recorded an additional loss on sale of assets of $41,000 as the remaining potential purchase price was written down to its revised estimated fair value of $947,000. Of this amount, $844,500 was received by the Corporation from CHEM in October 2017. The final loss on sale arising from the CHEM transaction is subject to change depending upon the final earn-out amount actually received by the Corporation through November 2017.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.Loss on sale of assets (cont'd):

Proceeds receivable (fair value of earn-out payments)	$1,838
Less: Amounts received to date	(17)
Net proceeds receivable	1,821
Less: Revised estimated fair value of earn-out payments	(988)
Loss on sale of assets (three months ended June 30, 2017)	$(833)
Less: Further impairment of fair value of earn-out payments	(41)
Loss on sale of assets (three months ended September 30, 2017)	$(874)

Various miscellaneous disposals also occurred in the nine months ended September 30, 2017, resulting in a gain on sale of property, plant, and equipment of $9,000 (2016 – $5,000).

16.    Impairment charges on intangible assets and property, plant and equipment:

During the nine months ended September 30, 2016, the Corporation recorded total impairment charges on intangible assets and property, plant, and equipment of $1,151,000, consisting of a $770,000 impairment charge on intangible assets and a $381,000 impairment charge on property, plant and equipment as the Corporation wrote-off certain methanol Telecom Backup Power assets to their estimated net realizable value of $nil. The impairment charges were incurred while the Corporation was reviewing strategic alternatives for the Corporation’s methanol Telecom Backup Power assets prior to concluding the transaction with CHEM in June 2016.

17.    Related party transactions:

Related parties include the Corporation’s 10% equity accounted investee, Guangdong Synergy Ballard Hydrogen Power Co., Ltd ("Synergy JVCo"). For the three and nine months ended September 30, 2017, related party transactions and balances with Synergy JVCo are as follows:

			September 30,	December 31,
Balances with related parties:			2017	2016
Trade and other receivables			$1,189	$—
Investments			$434	$1,185
Trade and other payables			$—	$1,005
Deferred Revenue			$2,433	$15,501

	Three months ended		Nine months ended
	September 30,		September 30,
Transactions during the period with related parties:	2017	2016	2017	2016
Revenues	$9,728	$—	$24,547	$—
Purchases	$—	$—	$—	$—

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.	Supplemental disclosure of cash flow information:

	Nine months ended September 30,
Non-cash financing and investing activities:	2017	2016
Earn-out receivable on sale of assets	$(874)	$1,838
Compensatory shares	$936	$343

19.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.